Northern Life Insurance Company

ENDORSEMENT
The Contract is endorsed as shown below.

The Table of Withdrawal Charges on the CONTRACT DATA PAGE is replaced with the table below:

Table of Withdrawal Charges
Certificate Year of Total/Partial Withdrawal Minus Contract Year of Purchase Payment	Withdrawal Charge as Percentage of Each Purchase Payment
0	8%
1	7%
2	6%
3	5%
4	4%
5	2%
6+	zero
Twelve Ten years from the original Issue Date, the withdrawal fee will go to zero regardless of the table above.

Endorsed and made part of this Contract on its effective date.

/s/ Thomas J. McInerney
President Northern Life Insurance Company

40001 06-02